Securities and Exchange Commission

Washington, D. C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Twelve Month Period Ended December 31, 2008

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the transition period from              to

Commission file number 0-20165

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

STERIS Corporation 401(k) Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

STERIS Corporation

5960 Heisley Road

Mentor, Ohio 44060

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL

SCHEDULE

STERIS Corporation 401(k) Plan

December 31, 2008 and 2007 and the Year ended December 31, 2008 with Report of Independent Registered Public Accounting Firm

STERIS Corporation 401(k) Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

Board of Directors

STERIS Corporation

Mentor, Ohio

We have audited the accompanying statements of net assets available for benefits of the STERIS Corporation 401(k) Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio

June 26, 2009

STERIS Corporation

401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets:
Investments, at fair value	$202,737,548	$272,194,142

Employer contributions receivable	192	70,821

Participant contributions receivable	126	7,574

Adjustment from fair value to contract value for interest in common/collective fixed income investment fund related to fully benefit responsive investment contracts	2,283,784	336,513

Net assets available for benefits	$205,021,650	$272,609,050

See accompanying notes to the audited financial statements.

STERIS Corporation

401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

Additions:
Interest and dividend income	$2,976,048
Loan interest income	433,722
Contributions:
Participant	16,093,244
Employer	5,615,578
Rollovers	339,604

Total contributions	22,048,426

Total additions	25,458,196

Deductions:
Net realized and unrealized depreciation in the value of investments	$73,979,360
Benefits paid directly to participants	18,953,229
Administrative expenses	113,007

Total deductions	93,045,596

Net decrease	(67,587,400)

Net assets available for benefits:
Beginning of year	272,609,050

End of year	$205,021,650

See accompanying notes to the audited financial statements.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements

December 31, 2008 and 2007

1. Description of Plan

The following brief description of the STERIS Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for complete information regarding the Plan’s provisions.

General

The Plan is a defined contribution plan administered by STERIS Corporation (the “Company,” “STERIS,” or “Plan Administrator”). Generally, all domestic employees of STERIS and certain subsidiaries and certain employees performing services outside the United States who have attained the age of 18 are eligible to participate in the Plan on the first day of the month following the month that they began employment with the Company or as soon as administratively feasible. Rehired employees who were previously participants are eligible for participation immediately upon rehire. Effective December 7, 2006, the Plan was amended to provide the same eligibility requirements for part-time employees as for full time employees and for deferrals to begin with the first practicable payment of compensation.

Effective May 1, 2007, the Plan was amended to become a stock bonus plan and to provide that the portion of the Plan consisting of the STERIS Stock Fund shall be an employee stock ownership plan (the “ESOP feature”) within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”), and to provide for a cash payment option with respect to dividends paid on STERIS common shares. The Plan also contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code and is qualified under Section 401(a) of the Code.

The assets of the Plan are maintained and the transactions therein are executed by Delaware Charter Guarantee & Trust Company d/b/a/ Principal Trust CompanySM (the “Trustee”), a member company of The Principal Financial Group®, who serves as the Plan record-keeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

1. Description of Plan (continued)

Contributions

All contributions made by a participant are “before-tax” deferred compensation contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Plan allows participants to contribute between zero and 20 percent of their compensation received during a calendar year. The contributions of participants who are “highly compensated” may be further limited. Participants age 50 and older may also make additional catch up contributions. The Plan allows participants to modify deferral percentages at any time. Effective November 1, 2005, the Plan was amended to allow for automatic enrollment with a 3% contribution of an eligible participant’s compensation 60 days after the date of hire, unless the participant has affirmatively elected a different contribution level or not to contribute to the Plan. The Company invests 100% of the contributions to the Plan in the default investment option (Dodge & Cox Balanced Fund prior to September 2, 2008 and Vanguard Balanced Index Portfolio beginning September 2, 2008) on behalf of the participant until an affirmative election is received from the participant.

The Company may make matching discretionary contributions to a participant’s account. Employer contributions are allocated to each participant’s account in accordance with the investment election choices made by the participant. The Company contributed a 50 percent matching cash contribution on the first 6 percent of compensation made to the Plan for all plan participants for the years ended December 31, 2008 and 2007. In addition, the Company contributed a qualified non-elective cash contribution in March of the plan year on behalf of employees of St. Louis IUE Local 823 hired on or before March 17, 1999 who were employed as of March 22, 2008 in the amount of $750 each. The Company discretionary matching contribution, which is made each pay period, is approved by the Company’s Board of Directors on an annual basis.

Vesting

All participants are immediately vested in their contributions plus actual earnings thereon and Company matching contributions plus actual earnings thereon.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

A separate account is maintained for each participant in the Plan, reflecting contributions, investments, realized and unrealized investment gains and losses, loans, withdrawals, transfers, and investment fees. The net value of each participant account is established at the close of each business day through the valuation of each fund’s assets at market value.

Participants may elect to invest contributions, including the Company contributions, in any combination of the investment funds offered by the Plan, including STERIS Corporation Common Stock, in 1% increments.

Participants can generally change their investment elections at any time. A participant may elect to have a portion or all of the balance of prior contributions together with earnings (in increments of 1%) transferred from any fund in which it is invested to any other fund, subject to any transfer restrictions that the fund may impose.

Plan Withdrawals and Distributions

On termination of service, upon death, disability or retirement, participants may receive a lump sum amount equal to the vested value of their account balance. Employed participants who have a specific financial hardship may withdraw a portion of their vested account balance. Additionally, participants who are age 59-1/2 or older may withdraw a portion of their vested account balance for any reason.

Participants Loans

Participants currently employed may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms generally range from 1-5 years and are secured by the balance in the participant’s account. Loan terms for loans used for the purchase of a participant’s primary residence can be longer than five years. The loans bear interest at a rate established by the Trustee. Principal and interest is paid through payroll deductions. Participants may have only one loan outstanding at any time and participants may take only one loan in a twelve-month period.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

1. Description of Plan (continued)

Voting Rights

Each participant who has an investment in the Company Stock Fund holds Stock Fund units. These units represent a proportionate number of Company Common Shares held in the Fund. Each participant is entitled to exercise voting rights attributable to the Company’s Common Shares that his or her stock units represent. At least thirty days prior to the time such rights are to be exercised, each participant is sent, electronically or by regular mail, a copy of the proxy solicitation materials. Participants are requested to instruct the Trustee as to how shares should be voted. If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted, as provided in the Plan, proportionately in accordance with the instructions received from other participants in the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company, by action of its Board of Directors and without approval of its shareholders, has the right under the Plan to amend, suspend, or terminate the Plan in its entirety subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100 percent vested in their accounts.

Plan Expenses

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. All other administrative expenses incurred in the administration of the Plan are charged against the respective funds, unless the employer elects to pay such amounts. The Company has elected to pay audit and consulting fees only.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

2. Summary of Accounting Policies (cont.)

Investment Valuation and Income Recognition

The Plan’s investments in the Company’s Common Shares are stated at fair value which equals the quoted market price on the last business day of the plan year. The fair value of the participation units held by the Plan in the mutual funds is based on quoted redemption values on the last business day of the plan year. The participation units held by the Plan in the common/collective fixed income investment funds are valued at contract value (see Note 5). The pooled separate accounts are valued at the redemption value of units held by the Plan at year end.

The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), “Fair Value Measurements.” SFAS No. 157 established a common definition of fair value, established a framework for measuring fair value, and expands presentations about fair value measurement. As of January 1, 2008, the Plan adopted the provisions of SFAS 157 for its investments. Although the adoption of SFAS 157 did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures as part of its financial statements (see Note 7).

3. Transactions with Parties-in-Interest

Party-in-interest transactions include the investment in the funds of the Trustee and funds maintained by entities affiliated with the Trustee and the payment of administrative expenses.

The Plan purchased common shares of the Company for $3,053,777, sold common shares of the Company for $2,324,320, and received dividends on common shares of the Company totaling $243,092 during the year ended December 31, 2008.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 10, 2002, stating that the Plan is qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan has been amended on multiple occasions. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps to maintain the Plan’s qualified status.

5. Investment Contracts

During the 2007 and 2008 Plan years, the Plan invested in a common/collective fixed income investment fund, the KeyBank EB Managed Guaranteed Investment Contract Fund (the “Fund”), which holds fully benefit responsive investment contracts. At December 31, 2006, the Plan adopted the provisions of Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1 (the “FSP”), “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value, with a corresponding adjustment to reflect these investments at contract value. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

As a result of implementation of the FSP, the Plan reflected the Fund at fair value and recognized an adjustment from fair value to contract value for the fully benefit responsive investment contract of $2,283,784 and $336,513 as of December 31, 2008 and 2007, respectively, in the accompanying Statements of Net Assets Available for Benefits. The fair value of the Fund as of December 31, 2008 and 2007 was $43,412,349 and $33,666,789, respectively.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

6. Investments

During 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in value as follows:

Year Ended December 31, 2008
Net realized and unrealized depreciation in the value of investments:
STERIS Corporation Common Stock Fund	$(4,355,896)
Mutual funds	(53,183,033)
Common/Collective fixed income investment fund	1,343,339
Separate accounts	(17,783,770)

Net realized and unrealized depreciation in the value of investments	$(73,979,360)

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31,
	2008	2007
Dodge & Cox Balanced Fund	$33,380,774	$58,732,529
Principal Large Cap. Stock Index Separate Account	NA	45,291,961
KeyBank EB Managed Guaranteed Investment Contract Fund	43,412,349	33,666,789
Vanguard Total Stock Market Index Portfolio	26,369,461	NA
STERIS Corporation Common Stock Fund	22,113,671	25,715,043
Neuberger Berman Genesis Asset Fund	17,136,230	23,221,204
American Funds Europacific Growth R4 Fund	NA	21,150,706
Fidelity Advisor Mid Cap T Fund	NA	15,402,879
Pimco Total Return Admin. Fund	19,887,906	14,240,998

NA-Investment did not represent more than 5% of the fair value of the Plan’s net assets available for benefits.

7. Fair Value

As of January 1, 2008, the Plan adopted the provisions of SFAS 157 for its investments. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

7. Fair Value (cont.)

As of December 31, 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

	December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Mutual funds	$100,778,727	$—	$—
Cash	546,400	—	—
Common stock fund	—	21,567,271	—
Common/collective investment funds	—	43,412,349	—
Separate accounts	—	30,780,080	—
Participant loans	—	—	5,652,721

Total Assets	$101,325,127	$95,759,700	$5,652,721

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2008 were as follows:

Participant Loans
Balance at December 31, 2007	$5,437,344
Issuances, repayments and settlements, net	215,377

Balance at December 31, 2008	$5,652,721

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

9. Differences Between Financial Statements and Form 5500

The accompanying financial statements present fully benefit responsive contracts at contract value. The Form 5500 requires fully benefit responsive contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit responsive investment contracts represents a reconciling item.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

9. Differences Between Financial Statements and Form 5500 (cont.)

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2008	December 31, 2007
Net assets available for benefits per the financial statements	$205,021,650	$272,609,050

Adjustment from fair value to contract value for interest in common/collective fixed income investment fund related to fully benefit responsive investment contracts	(2,283,784)	(336,513)

Net assets available for benefits per Form 5500	$202,737,866	$272,272,537

The following is a reconciliation of the net increase in assets available for benefits per the financial statements to net income per the Form 5500:

December 31, 2008
Net decrease in net assets available for benefits per the financial statements	$(67,587,400)

Net increase in the adjustment from fair value to contract value for interest in common/collective fixed income investment fund related to fully benefit responsive investment contracts for the plan year ended December 31, 2007	336,513

Net decrease in the adjustment from fair value to contract value for interest in common/collective fixed income investment fund related to fully benefit responsive investment contracts for the plan year ended December 31, 2008	(2,283,784)

Net income per Form 5500	$(69,534,671)

STERIS Corporation

401(k) Plan

EIN: 34-1482024            Plan Number: 001

Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

December 31, 2008

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest Par, or Maturity Value	Current Value
Cash:
Bankers Trust Company	Interest Bearing Cash	$546,400

Common Stock:
* STERIS Corporation	STERIS Corporation Common Stock	21,567,271

Mutual Funds:
Pacific Investment Management Co.	Pimco Total Return Admin. Fund	19,887,906
Dodge and Cox Funds	Dodge & Cox Balanced Fund	33,380,774
Victory Funds	Victory Diversified Stock A Fund	7,837,711
Fidelity Investments	Fidelity Advisor Mid Cap T Fund	6,787,847
Neuberger Berman Management, Inc.	Neuberger Berman Genesis Asset Fund	17,136,230
American Funds Service Company	American Funds Europacific Growth R4 Fund	9,874,046
American Funds Service Company	American Funds Growth Fund of America R4 Fund	4,722,360
Dodge and Cox Funds	Dodge & Cox International Stock Fund	1,151,853

		100,778,727

Common/Collective Investment Funds:
Victory Funds	KeyBank EB Managed Guaranteed Investment Contract Fund	43,412,349

Separate Accounts
* Principal Life Insurance Company	Principal Real Estate Securities Separate Account	2,398,816
* Principal Life Insurance Company	Vanguard Total Bond Market Index Portfolio	620,993
* Principal Life Insurance Company	Vanguard Balanced Index Portfolio	1,185,399
* Principal Life Insurance Company	Vanguard Total Stock Market Index Portfolio	26,369,461
* Principal Life Insurance Company	Vanguard Total International Stock Index Portfolio	205,411

		30,780,080

Other
* Participant Loans	Bearing interest between 4.25% and 9.25% and maturing through 2037	5,652,721

		$202,737,548

*	Indicates party-in-interest to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STERIS Corporation 401 (k) Plan

	By:	STERIS Corporation,
Plan Administrator

Dated: June 29, 2009	By:	/s/ MICHAEL J. TOKICH
Michael J. Tokich
Senior Vice President and Chief Financial Officer,
STERIS Corporation